Exhibit 99.1

News Release

BROOKFIELD ASSET MANAGEMENT CLOSES US$330 MILLION
BRAZIL AGRILAND FUND

Toronto, Ontario, January 7, 2011 – Brookfield Asset Management ("Brookfield") (NYSE/TSX: BAM; Euronext: BAMA) today announced the final closing of its Brookfield Brazil Agriland Fund. The Fund is focused on investing in high quality agricultural growth opportunities across a region that is a recognized global leader in agribusiness. Investors in the Fund include a diverse group of global public and private pension plans, insurance companies and endowment funds and Brookfield, and total committed capital is US$330 million.

“We are very excited about the growth prospects in Brazil. Agriculture is one of many investment opportunities we see. It is a compelling time to be investing in the rapid economic growth of the country,” says Luiz Lopes, Senior Managing Partner of Brookfield and President of Brookfield’s Brazilian operations.

With more than 110 years of experience in Brazil, Brookfield will invest in properties primarily comprised of pasture land that may be converted to higher-and-better uses, including soybean, corn and sugarcane production, as well as readily converted properties that may be acquired at attractive entry values. Agricultural land is an attractive emerging asset class for institutional investors, due to the increasing demand for soft commodities resulting from growth in population and per capita income, improving diets and the growing use for biofuels.

Brookfield has been an owner and operator of assets in Brazil since 1899, and has a 28 year track record as a manager of agricultural lands. The Fund’s local investment and operating team acquired approximately 240,000 acres of farmland in Brazil in the last five years.

Since 2001, Brookfield has established a series of private funds and investment programs with total capital commitments of more than US$22 billion.

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About Brookfield Asset Management

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over US$100 billion of assets under management and is listed on the New York and Toronto Stock Exchanges under the symbols BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit the Company’s website at www.brookfield.com and the Fund’s website at www.brookfieldagriculture.com.

For more information, please visit our web site at www.brookfield.com or contact:

Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP Investor Relations & Communications Tel: (416) 369-8246 Fax: (416) 363-2856 Email: kvyse@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  Conditional verbs such as “will” and “may” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements with respect to the type and quality of the investments of the Fund. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes, drought and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

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